SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary Minutes of the 366th Meeting of the Board of Directors, December 14, 2005

2.	Summary Minutes of the 371th Meeting of the Board of Directors, January 12, 2005

3.	Summary of Decisions, Meeting of the Board of Directors, February 10, 2006

4.	Minutes of the General Meeting of Holders of the Third Issue of Debentures of CEMIG, February 1, 2006

5.	Announcement of Closing of Public Distribution of Senior Units

6.	Summary of Decisions, Meeting of the Board of Directors, February 20, 2006

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY - CNPJ 17.155.730/0001-64

Summary minutes of the

366th meeting of the Board of Directors

Date, time and place:

December 14, 2005, at 10 a.m., at the company’s head office:
Av. Barbacena 1200, 18th floor, Belo Horizonte, Minas Gerais, Brazil.

Committee of the meeting:

Chairman:	Wilson Nélio Brumer
Secretary:	Anamaria Pugedo Frade Barros.

Summary of events:

I —	The Board approved the minutes of this meeting.

II —

The chief Corporate management Officer and the Superintendence of Human resources presented the material facts on work safety occurring in the period October and November 2005, in Cemig, Cemig GT and Cemig D, and also the principal data on accidents recorded in those companies, and also the internal measures taken for the prevention of new occurrences.

III —	The following made comments on general matters and business of interest to the company:

The Chairman;
the Vice-chairman; and
the Board members Andréa Paula Fernandes Pansa, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Andréa Leandro Silva.

The following were present:

the Board members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Andréa Leandro Silva, Francisco Sales Dias Horta, Luiz Henrique de Castro Carvalho and Fernando Lage de Melo; and

Secretary: Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY - CNPJ 17.155.730/0001-64

Summary minutes of the

371st meeting of the Board of Directors

Date, time and place:

January 12, 2006, at 2.20 p.m., at the company’s head office:
Av. Barbacena 1200, 18th floor, Belo Horizonte, Minas Gerais, Brazil.

Committee of the meeting:

Chairman:	Wilson Nélio Brumer
Secretary:	Anamaria Pugedo Frade Barros.

Summary of events:

I -	The Chairman told the meeting:

a)

that the Extraordinary General Meeting of stockholders, reopened on January 12, 2006, at 2 p.m., the purpose of which was homologation of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (Results Compensation) Account signed between the state of Minas Gerais and Cemig had been adjourned, so that a new version of that document produced on the basis of the suggestions presented by members of the Board and various stockholders, to improve the bases of the renegotiation in accordance with the company’s Long-Term Strategic Plan and agreed between the stockholder State of Minas Gerais and minority stockholders of the company, could be submitted to consideration and decision by this Board; and

b)

that the payment of extraordinary dividends in fact has no relationship with the desire or needs of the stockholder State of Minas Gerais, which has a surplus in its accounts, and does not need such payment to meet budget demands, and is in no way pressing for the declaration of the extraordinary dividend, pointing out that the payment of such dividends was approved directly by this Board on a proposal from Cemig’s management. However, in view of the contrary statements of opinion presented by some of the members of the Board at the time of approval of this matter, he asked the Board members if they would agree that the subject should be submitted to a new decision, and all those present stated themselves to be in favor of his suggestion.

II —	The Board approved the minutes of that meeting.

III —

The Board ratified the declaration of extraordinary dividends approved by the meeting held on December 7, 2005, in the amount of R$ 897 million, authorizing the payment to be made in a single installment on January 27, 2006, it being the duty of the Executive Board to comply with this, and to determine the place and processes of the payment, which shall be payable to stockholders who are on the company’s Nominal Share Register on January 16, 2006; the validity of the declaration of dividends being conditional upon homologation by the General Meeting of Stockholders of the decision of the Board of Directors concerning the signature of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (Results Compensation) Account between Cemig and the State of Minas Gerais. The assignment of the CRC credits to the Credit Receivables Investment Fund (IDC) has been authorized in accordance with the proposal relating to the Fourth Amendment re-examined and approved by this Board on the date of this meeting.

IV —

The Board re-ratified CRCA-073/2005, authorizing the signature of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (Results Compensation) Account, and also submitted to the Extraordinary General Meeting of Stockholders a proposal for the homologation of the authorization to enter into the new version of this Fourth Amendment.

V —	The Board member Alexandre Heringer Lisboa abstained from voting on the matter relating to the declaration of extraordinary dividends mentioned in item III above.

VI —

The Chairman stated that, to accord with the new version of the Fourth Amendment to the CRC Contract, changes in the Board of Directors’ Proposal would be presented, during the Extraordinary General Meeting of Stockholders also to be held on January 12, 2006, at 2.30 p.m., to amend the drafting of §§ 2, 4 and 5, and include a new § 6, to clarify that the targets specified in § 5 of Clause 11 of the Bylaws in debate should be specified on consolidated bases, with § 6 and § 7 being re-numbered, as follows:

“ Clause 11: (…)

§ 2 —

The Board of Directors and the Executive Board, in the management of the company, the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and the subsidiaries, affiliates or consortia in which they have direct or indirect holdings, shall obey the provisions of the company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§ 3

The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 5 below.

§ 4

The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§ 5 —

In the administration of the company and the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

		a)	to keep the company’s consolidated indebtedness equal to or less than 2 (two) times the company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

		b)	to keep the consolidated ratio Net debt / (Net debt + Stockholders’ equity) equal to or less than 40% (forty per cent);

c)

to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization)

		d)	to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of

40% (forty per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)

to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations; and

f)

to maintain the expenses of the subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews; and

		g)	to maintain the revenues of the subsidiary Cemig Distribuição S.A. and those of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

§ 6 —

The targets established in § 5 above shall be determined on a consolidated basis, taking into account the company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and subsidiaries, affiliated companies and consortia.

§ 7 —

The targets established in sub-clauses “a”, “b”, “c” and “d” of § 5 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

		a)	the company’s consolidated debt to be less than or equal to 2.5 (two point five) times the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

		b)	the consolidated ratio of Net debt / (Net debt + Stockholders’ equity) to be limited to 50% (fifty per cent);

c)

the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)

the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, shall be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization). ”

VII —	The following made comments on general matters and business of interest to the company:

the Vice-chairman; and

the Board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, José Augusto Pimentel Pessôa, Andréa Leandro Silva, Antônio Renato do Nascimento and José Luiz Alquéres.

The following were present:

the Board members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, José Augusto Pimentel Pessôa, José Luiz Alquéres, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Andréa Leandro Silva, Antônio Renato do Nascimento, Fernando Lage de Melo, and Guy Maria Villela Paschoal; and

Secretary: Anamaria Pugedo Frade Barros.

— Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company — CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Summary of decisions

At its meeting held at 10 a.m. on February 10, 2006, the Board of Directors decided:

1.  to grant annual paid leave to the Chief Generation and Transmission Officer, for the periods March 27 - 31, 2006 and July 17-28, 2006; and

2.  to authorize the necessary administrative and legal measures for the participation of Cemig in the entity that will provide public electricity transmission service on the Rodeo-Chena low voltage transmission line, in Chile, such participation to be homologated at the appropriate time by the Board of Directors.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

Listed Company

CNPJ/MF nº 17.155.730/0001-64

Nire nº 062.002.160-0057

Minutes

of the General Meeting of Holders of the Third Issue of Debentures

of

Companhia Energética de Minas Gerais — Cemig

held on February 1, 2006

I. PLACE AND DATE: February 1, 2006 at 2 p.m., at the head office of Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., Fiduciary Agent of the 3rd Issue of Debentures, located at Rua Sete de Setembro 99, 24th floor, Rio de Janeiro, Rio de Janeiro, Brazil.

II. PRESENT: Debenture holders representing 90.48% (ninety point four eight per cent) of the debentures in circulation of the third issue of debentures by Companhia Energética de Minas Gerais — Cemig, as verified by the signatures in the Debenture Holders Attendance Book and by the Fiduciary Agent. Also present were representatives of the Issuer — Mr. Cristiano Corrêa de Barros and Mr. Paulo Eduardo Pereira Guimarães; and the representative of the Fiduciary Agent Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., Mr. Carlos Alberto Bacha.

III. COMMITTEE OF THE MEETING: Chairman, Mr. Cristiano Corrêa de Barros; Secretary, Mr. Paulo Eduardo Pereira Guimarães.

IV. CONVOCATION: In the editions of January 17, 18 and 19, 2006 of the publications: Gazeta Mercantil; O Tempo; and the Diário Oficial (Official Gazette) of the State of Minas Gerais.

V. AGENDA: To decide on the proposal by the Issuer Company to alter the period established in Clause 7.1. (xi) of the Issue Deed.

VI. DECISIONS: Debenture holders representing 90.48% (ninety point four eight per cent) of the debentures in circulation approved the proposal by the Issuer Company to alter the period established in Clause 7.1.(xi) from 120 (one hundred and twenty to 210 (two hundred and ten) days.

VII. CLOSING: Terms not expressly defined in this document shall have the meaning attributed to them in the Deed. There being no further business, the Chairman adjourned the meeting for the time necessary for the writing of these minutes, which, after being read and approved, were signed by the Chairman, the Secretary and the other parties present.

Rio de Janeiro, February 1, 2006.

Cristiano Corrêa de Barros Chairman	Paulo Eduardo Pereira Guimarães Secretary

Debenture holder	Quantity

BRADESCO FI RENDA FIXA FOX II pp / Daniela Carneiro de Almeida	768

BRADESCO FIF ATLANTIS pp / Ana Paula Zanetti de Barros Moreira	230

BRASILPREV TOP TP FI RENDA FIXA pp / Mauricio Nascimento	1,700

FI MULTIMERCADO K2 pp / Claudia de Freitas Schuindt / Cássio Eduardo Consoli Santana	1,300

FI MULTIMERCADO AGULHAS NEGRAS pp / Claudia de Freitas Schuindt / Cássio Eduardo Consoli Santana	1,200

FI RENDA FIXA ENERGY II pp / Daniela Carneiro de Almeida	768

FIF BNP PARIBAS ROUSSEAU pp / Flávia Aquino de Souza	768

FIF HSBC TIRADENTES pp / Marcia Dexhelmer da Silva Jardim Tostes	768

Debenture holder	Quantity

FIF MARAMBAIA pp / Geraldo Rodrigues Trindade	1,000

FIF PROGRESS pp / Tadeu Hiroaki Takey	1,000

FIF RF EM DESENV. E CONSOLIDAÇÃO pp / Carlos Eduardo Martins e Silva	800

FUNDO ATHENA FI RENDA FIXA pp / Katleen Clayes	3,000

LEADER PREVIDENCIARIO MULTIMERCADO FI pp / Luiz Carlos Marinho de Andrade	1,000

MONAZITA F INVEST MULT pp / Rodrigo Meyohas Franco	150

NUCLEOS INSTITUTO DE SEGURIDADE SOCIAL pp / Rodrigo Meyohas Franco	85

PAMPULHA FI MULT. REVIDENCIARIO pp / Renata Canalle Marcus	768

POSTALIS INST.SEG.SOC. DOS CORREIOS E TEL pp / João Carlos Penna Esteves	3,000

REDE PREVIDENCIARIO MULTIMERCADO FI pp / Luiz Carlos Marinho de Andrade	990

SUL AMERICA TOCA II FI MULTIMERCADO pp / Lauro Augusto Amaral	768

Debenture holder	Quantity

UNIBANCO AIG VIDA E PREVIDÊNCIA S/A pp / Carlos Alberto Bacha	600

UNIBANCO UNIÃO DOS BANCOS BRASILEIROS S/A pp / Aroldo Araújo de Lima Junior	186

PAVARINI DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA. — AGENTE FIDUCIÁRIO pp / Carlos Alberto Bacha	-

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG pp / Cristiano Corrêa de Barros	-

CEMIG CRC FIDC INVESTMENT FUND

(CEMIG — FUNDO DE INVESTIMENTO EM DIREITOS CREDITÓRIOS

CONTA CRC)

CNPJ/MF No. 07.804.655/0001-61

Issuer

Announcement of closing of public distribution of Senior Units

This announcement is for information purposes only, and is not an offer for sale of Units.

BANCO ITAÚ BBA S.A., a financial institution with head office at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, São Paulo, São Paulo State, registered in the CNPJ/MF under No. 17.298.092/0001-30 (“the Lead Manager”) and BANCO BRADESCO S.A., a financial institution with head office at the “Cidade de Deus” Administrative Center, Vila Yara, Osasco, São Paulo State, registered in the CNPJ/MF under No. 60.746.948/0001-12 (herein, “Joint Manager”)(when referred to jointly, “the Offering Managers”), hereby inform the public of the distribution of the totality of the 900,000,000 (nine hundred million) Senior Units (“the Senior Units” or “the Senior Unit”), issued by CEMIG — FUNDO DE INVESTIMENTO EM DIREITOS CREDITÓRIOS CONTA CRC (“the Fund”), administered by INTRAG Distribuidora de Títulos e Valores Mobiliários Ltda., a limited company operating as a financial institution, with head office at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, São Paulo, São Paulo State, registered in the CNPJ/MF under No. 62.418.140/0001-31 (“the Administrator”). The Senior Units were the subject of a public distribution decided by the Administrator on January 18, 2006 and registered with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) on January 20, 2006 in accordance with the terms of CVM Instruction 356/2001, as amended by CVM Instruction 393/2003, and other applicable law and regulations.

The Offering closed on January 27, 2006. The unit value of issue of the Senior Units placed under the Offering was R$ 1.00 (one real) per Senior Unit, making up a total amount of:

R$ 900,000,000.00

The Senior Units’ ISIN Code: BRFCMGCTF005

Risk rating of the Senior Units by Fitch Ratings: A- (bra)

The table below summarizes the placement of the Senior Units:

Type of qualified investor	Number of investors	Number of Senior Units subscribed and paid in
The Offering Managers	1	700.000.000
Investment Funds	2	200.000.000
Total	3	900,000,000

Registry of Public Distribution of Senior Units No. CVM/SRE/RFD/2006/004 on January 20, 2006

Issuer:

Companhia Energética de Minas Gerais — CEMIG - Avenida Barbacena, 1.200 Belo Horizonte, MG, www.cemig.com.br

Lead Manager

Banco Itaú BBA S.A — Avenida Brigadeiro Faria Lima, nº 3.400, 5º andar, São Paulo, SP, www.itaubba.com.br

Joint Manager

Banco Bradesco S.A. - Avenida Paulista, n.º 1450 — 3º andar, São Paulo, SP - www.shopinvest.com.br

Administrator:

INTRAG Distribuidora de Títulos e Valores Mobiliários Ltda. - Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Itaúsa - São Paulo — SP

Custodian and Recording Agent

Banco Itaú S.A. - Praça Alfredo Egydio de Souza Aranha, 100, Torre Itausa, são Paulo, SP

Lead Manager	Joint Manager	Administrator

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company — CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Summary of decisions

At its meeting on February 20, 2006 at 2.30 p.m., the Board of Directors of Cemig decided:

1.	To approve the technical feasibility study providing the grounds for recording of deferred tax credits in the company’s accounts, in compliance with CVM Instruction 371, of June 27, 2002.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS — CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor
Relations Officer

Date: March 1, 2006